FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui to acquire Steel Technologies Inc.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 1, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

March 1, 2007

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

Mitsui to acquire Steel Technologies Inc.

Mitsui & Co. Ltd. and its subsidiary Mitsui & Co. (U.S.A.), Inc (collectively “Mitsui”) announced today that it has reached an agreement to acquire all the outstanding shares of Steel Technologies Inc.(“Steel Tech”, headquartered in Louisville, Kentucky, USA), which operates 25 steel processing facilities including its joint venture operations, in North America, for approximately US$530 million including retained debt of approximately US$140 million. Following required regulatory approvals, including those required under applicable antitrust and competition laws, the acquisition is subject to approval of a majority vote of Steel Tech’s shareholders, expected to be conducted at an extraordinary shareholders’ meeting to be held by the end of June 2007.

Mitsui and Steel Tech have maintained a strategic business partnership over the last twenty years. Steel Tech is equipped with processing facilities, such as pickling, cold rolling and blanking, in which other steel service centers do not usually engage. Steel Tech has utilized these unique facilities to provide for a wide range of steel products and value-added services, as its competitive advantage in order to meet its customers’ requests.

Mitsui has recognized its further value-added marketing & logistics functions to be indispensable for achieving its medium to long term growth strategy, and has been strategically allocating its management resources. Mitsui intends to develop Steel Tech as a business platform to pursue its steel business strategy in North America, and to place Steel Tech in a core position in the business portfolio, expanding from upstream to downstream within the value chain. Mitsui is committed to putting itself in a strong position in the steel industry of North America.

Steel Tech (consolidated):

• Established :	1971 (NASDAQ listed since 1985)

• Headquarters :	Louisville, Kentucky, U.S.A.

• Business Area :	Processing of flat-rolled steel

• Turnover :	US$880 million (fiscal year 2006/9)

• Shareholders’ Equity :	US$270 million (as of 2006/9)

• Number of Employees :	Approximately 1,000

• Number of Facilities:	25 (including joint venture operations, U.S.A. 18, Canada 2, and Mexico 5)

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Tel: +81-3-3285-7910

Corporate Communications Division

Tel: +81-3-3285-7562

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in the release above may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate the operations of Steel Technologies Inc. (“Steel Tech”) into those of Mitsui & Co., Ltd. or one of its subsidiaries (collectively, “Mitsui”); such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Steel Tech; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; Mitsui and Steel Tech are subject to intense competition; risks associated with the recent loss and ongoing replacement of key personnel; changes in economic conditions that may lead to unforeseen developments in markets for products handled by us; fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions; adverse political developments in the various jurisdictions where we operate, which among things, may create delays or postponements of transactions and projects; changes in laws, regulations or policies in any of the countries where we conduct our operations; and significant changes in the competitive environment; customer decisions are influenced by general economic conditions; third parties may claim that our products infringe their intellectual property rights; acts of war and terrorism may adversely affect our business; the volatility of the international marketplace; and the other factors discussed in “Risk Factors” in Mitsui’s Annual Report on Form 20-F for the most recently ended fiscal year and Mitsui’s other filings with the SEC, which are available at http://www.sec.gov. Mitsui assumes no obligation to update the information in the transcript, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Steel Tech by Mitsui. In connection with the proposed acquisition, Mitsui and Steel Tech intend to file relevant materials with the SEC, including Steel Tech’s proxy statement on Schedule 14A. SHAREHOLDERS OF STEEL TECH ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING STEEL TECH’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Steel Tech’s shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Steel Tech. Such documents are not currently available.

Participants in Solicitation

Mitsui and its directors and executive officers, and Steel Tech and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Steel Tech common stock in respect of the proposed transaction. Information about the directors and executive officers of Mitsui is set forth in Mitsui’s Annual Report on Form 20-F for the most recently ended fiscal year, which was filed with the SEC on September 27, 2006. Information about the directors and executive officers of Steel Tech is set forth in the proxy statement for Steel Tech’s most recent Annual Meeting of Shareholders, which was filed with the SEC on December 21, 2006. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement regarding the acquisition when it becomes available.